

Mail Stop 3561

May 4, 2016

Barry V. Perry
President and Chief Executive Officer
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St John's, Newfoundland and Labrador
Canada A1E 0E4

> **Re: Fortis Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 22, 2016**
> **File No. 333-210261**

Dear Mr. Perry:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comments are to comments in our April 13, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 191

1. We read your response and revisions to your disclosure in response to comment 22. It appears you have still adjusted the non-GAAP performance measure to eliminate or smooth items described as non-recurring. Please revise your description of these items as non-recurring. Refer to Question 102.03 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. You have also identified these

adjustments as non-operating; however, we consider some of these adjustments to be operating items. Please revise.

Note 23. Stock Based Compensation Plans, page F-60

2. We read your response to comment 27. Please revise your disclosure to state the number of performance share units and restricted share units that are nonvested at the beginning and ending of the year. Refer to ASC 718-10-50-2. Also, please revise your disclosure to indicate the performance share units and restricted share units only accrue notional common share dividend equivalents if the awards fully vest.

Note 24 Other Income (Expense), Net, page F-65

3. We read your response to comment 30. It appears to us that these amounts represent operating costs which should be classified in operating income. Please revise to reflect these amounts as selling, general and administrative expenses or other operating costs and expenses. Refer to Rule 5-03 of Regulation S-X.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Reiss, Esq.
David Johansen, Esq.
White & Case LLP